Mail Stop 4561

March 24, 2009

Stephen P. Jarchow
Chairman
Here Media Inc.
10990 Wilshire Boulevard
Penthouse
Los Angeles, CA  90024

> **Re:    Here Media Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 5, 2009**
> **File No. 333-156726**

Dear Mr. Jarchow:

We have reviewed your amended registration statement and have the following comments.

Financial Analysis of Allen, page 32

Valuation of Here Media, page 32

Discounted Cash Flow Analysis, page 32

1.    We note your response to prior comment 10.  Generally, disclosure of financial projections used by a financial advisor to prepare a cash flow analysis is necessary to assure that the description of the analysis in the prospectus is meaningful to security holders.  It is unclear for your response why the financial projections that Allen used to prepare its cash flow analysis are not material to a security holder in understanding and evaluating that analysis.  Please provide this information in your response or revise your prospectus to disclose those financial projections that were used to prepare the cash flow analysis.  Please note that you may include a statement in the prospectus explaining why you believe the disclosed projections do not accurately reflect Here Media's future performance.  Please also disclose in your prospectus that, as noted in your response to comment 10, the projections underlying the discounted cash flow analysis are not "a reliable basis for projecting future results" and have an "even more than normal potential for substantial variations from the results projected."

Financial Analysis of Viant, page38

2.      We note the disclosure you have added on page 43 in response to prior comment 13. Please include the disclosure required by Item 1015(b)(5) of Regulation MA, regarding whether PlanetOut determined the amount of consideration to be paid or whether Viant recommended the amount of consideration to be paid.

Trading of Here Media Stock; Exchange Act Registration and SEC Reporting, page 47

3.      We note your disclosure in this section that Here Media intends to register its common stock under the Exchange Act as a successor issuer to PlanetOut.  Please provide us with your analysis as to whether Here Media may be deemed to be a successor issuer to PlanetOut under Rule 12g-3 under the Exchange Act.

Directors, Management and Principal Stockholders of Here Media, page 62

Compensation of Directors and Executive Officers, page 63

4.      Please provide historical executive compensation disclosure for Mr. Kleweno.  See Item 402(r) of Regulation S-K.

Description of Here Media Capital Stock, page 65

5.      Your response to prior comment No. 20 indicates that you plan to account for the special stock as part of common stock and it will not be shown separately on the face of the balance sheet.  Please clarify the guidance that you relied upon in determining that the special stock has value that cannot be separated from the Here Media common stock.  As part of your response, tell us how you considered Rule 5-02.30 of Regulation S-X.

Management's Discussion and Analysis of PlanetOut's Financial Condition and Results of Operations, page 80

6.      Your response to prior comment No. 22 states that the number of paid subscribers represents the most germane data needed to understand the performance of your websites and operations.  We further note that on page 74 you disclose the number of paid subscribers as of December 31, 2008.  Tell us what consideration you gave to providing additional disclosure, which quantify and analyze the change in the number of paid subscribers from one period to the next.  We again refer you to Sections III.B.1 and 3 of SEC Release 33-8350.  Please make similar revisions, as necessary, to the MD&A disclosures for Here Networks and Regent Media.

Liquidity and Capital Resources, page 87

7.      Please further explain your disclosures that indicate you expect available funds and anticipated cash flows from operations will be sufficient to meet expected working capital needs and capital expenditures for the next twelve months.  Please reconcile this statement with your disclosures that indicate that net cash flows from operating activities will be negative during 2009 as a result of an anticipated reduction in subscriber levels and advertising revenues.

Here Networks' Business

Related Party Transactions, page 94

8.      Please disclose under this caption the dollar value of your program licensing agreements with Regent Studios, Regent Worldwide Sales and Regent Releasing; your expense sharing arrangement with these entities; and your publicity and marketing agreement with Regent Releasing.  Please also disclose all other information required by Item 404(a) of Regulation S-K with respect to these transactions.  Also, Note 5 to Here Network's financial statements and Note 5 to Regent Entertainment Media's financial statements list several related party transactions that are not discussed in the prospectus, nor are agreements with respect to these transactions filed as exhibits.  Please revise your prospectus to provide the required information about these transactions or tell us why you do not believe this is required.  See Item 18(a)(7)(iii) of Form S-4 and Items 404(a) and (d) of Regulation S-K.

9.      Please file Here Networks' program licensing agreements with Regent Studios, Regent Worldwide Sales and Regent Releasing as exhibits.  Also, to the extent that there are written agreements governing Here Networks' provision of publicity and marketing services to Regent Releasing and the expense sharing arrangement among Here Networks, Regent Studios, Regent Worldwide Sales and Regent Releasing, please file the agreements as exhibits.  Alternatively, please provide your analysis as to why the company is not required to file these agreements.  See Item 601(b)(10)(ii) of Regulation S-K.

Unaudited Pro Forma Combined Condensed Statement of Operations

Notes to Unaudited Pro Forma Combined Condensed Financial Data

Note 1.  Basis of Presentation, page 113

10.    We note your response to prior comment No. 28 and have the following comment.  Please further clarify why you believe that the $13.94 million purchase price represents the pro forma enterprise value that will be transferred to PlanetOut stockholders upon completion of the transaction. That is, you disclose that you estimated the pro forma

value of PlanetOut based on the average of the high and low values indicated by your financial advisors. Explain why this average is an appropriate representation of fair value. The range that Allen opines on is from $27 million to $95 million (see your page 34) seems so "wide" that an average is not truly representative of fair value. In this regard, explain in greater detail why this estimated fair value based on an average is a better indicator of value. In addition, explain how you ascribe any fair value to the special stock being issued to the PlanetOut shareholders.

Note 4. Pro Forma Adjustments, page 114

11. We note your response to prior Comment No. 32. Revise your MD&A disclosures to discuss how the estimated severance and related costs in connection with the proposed business combination are expected to impact the operations and liquidity of the newly combined companies going forward.

12. We from your disclosures in pro forma adjustment (a) that the HMI entities are required, as a consideration to closing, to have $5.2 million of unencumbered cash reduced by an amount equal to transaction expenses not to exceed $500,000. Tell us how you plan to fund any shortfall considering the cash balance in the combined HMI entities as of December 31, 2008. Revise your disclosures accordingly.

PlanetOut, Inc.

Financial Statements as of December 31, 2008 and 2007

Note 3. Goodwill, page F-14

13. We note your response to prior comment No. 35. Please clarify your disclosures that indicate Step 1 of the annual goodwill impairment test performed on December 1, 2008 showed that goodwill might have been impaired as the estimated market value of the reporting unit exceeded the carrying value, including goodwill. The second step of the goodwill impairment test is only necessary when the carrying amount of a reporting unit exceeds its fair value. Refer to paragraph 19 of SFAS 142.

14. We note your response to prior comment No. 35. Please clarify how you determined that the implied fair value of your goodwill exceeded the carrying value of your goodwill as of December 31, 2008. Tell us what consideration you gave to using your market capitalization plus a reasonable control premium to determine the fair value of your single reporting unit. Refer to paragraph 23 of SFAS 142.

Note 12. Discontinued Operations, page F-23

15.     We note your response to prior comment No. 34 and have the following comment. Please provide additional clarification regarding the nature of the put/call mechanism to sell your publishing business to Regent Entertainment Media.  In this respect, further explain the terms of the put/call mechanism and how you accounted for this feature. Clarify how the $6.5 million cash payment received in connection sale of LPI and SpecPub to Regent Entertainment Media is presented in your statements of cash flows. Tell us how your presentation complies with SFAS 95.

Here Networks L.L.C.

Financial Statements as of December 31, 2008 and 2007

Statements of Cash Flows, page F-32

16.     Please explain why additional purchases of program broadcasting rights are recorded as operating activities rather than as an investing activities in your statements of cash flows. Tell us how your presentation complies with paragraphs 15 to 17 of SFAS 95.

Note 1. Summary of Significant Accounting Principles

Program Broadcasting Rights, page F-34

17.     Your response to prior comment No. 40 indicates that you use a discounted cash flow model to estimate the fair value of your program broadcasting rights on an aggregate basis for purposes of impairment testing.  Please further explain why you are not able to attribute the monthly fees earned per subscriber to the individual programs. Tell us how you comply with paragraph 10 of SFAS 144 and SOP 00-2.  Explain in detail the impact that key indicators had on your discounted cash flow analysis.  That is, tell us the estimated growth rates in subscriber levels and explain how those growth rates compare to your historical growth rates.  Describe how your plans for expansion into international territories impacts your discounted cash flow analysis.  Explain how your determination of fair value considered your history of significant operating losses and cash flows used in operations.

Revenue recognition, page F-35

18.     You disclose that the amounts charged for publicity and marketing services provided to Releasing are similar to the amounts that would be charged to non-related parties. Explain how you arrived at this determination since it does not appear that you provide similar services to non-related parties and the service appears new.  Your response should address paragraph 3 of SFAS 57.  Further, explain why there was no corresponding

increase to your cost of revenues that actually decreased while you begun to provide this new service. In addition, consider disclosing in your MD&A whether publicity and marketing services provided to Releasing will continue in future periods.

Regent Entertainment Media, Inc.

Financial Statements as of December 31, 2008 and 2007

Note 1 The Company and Summary of Significant Accounting Policies, page F-75

Basis of Presentation

19.    We note from your response to prior comment No. 45 that only the financial statements of LPI Media, Inc. are included in your predecessor financial statements for Regent Entertainment Media, Inc ("Regent"). Since these financial statements are of Regent, and not LPI Media, Inc., explain why did not include SpecPub, Inc. in your predecessor financial statements. That is, Regent purchased both entities although separate were therefore owned by Regent.

Part II

Item 22.  Undertakings, Page II-2

20.    We note your response to prior comment 50. However, your revised disclosure does not contain the Rule 415 undertakings required by Item 512(a) of Regulation S-K. Please revise your disclosure or tell us why you are not required to provide these undertakings. See Section II.F of Release No. 33-6578 (April 23, 1985).

*        *        *        *        *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters.  Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.  If you need further assistance, you may contact me at (202) 551- 3503.

Sincerely,

David L. Orlic
Special Counsel

cc:     Via Facsimile (213)  576 8153
        James R. Walther, Esq.
        Mayer Brown LLP